Exhibit 99.4

JIUZI HOLDINGS, INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province, People’s Republic of China

NOTICE OF 2023 EXTRAORDINARY GENERAL MEETING

To Be Held at 10:00 a.m. on November 30, 2023 EST

(Record Date – October 20, 2023)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Tao Li as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of Jiuzi Holdings, Inc. (“we,” “us,” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the 2023 Extraordinary General Meeting of the Company on Thursday, November 30, 2023, at 10:00 a.m., EST, at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” OF PROPOSALS NO. 1 TO NO. 4 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To approve by an ordinary resolution that the current authorised share capital of the Company be increased from US$150,000.00 divided into 8,333,333 ordinary shares with a par value of US$0.018 each to US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each, and subject to the restrictions provided in the articles of association of the Company.

For	Against	Abstain
O	O	O

PROPOSAL 2: To approve by a special resolution the proposed sale of our subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. to Mr. Shuibo Zhang, the current Chairman of the Board of Directors, for a purchase price of US$6,000.

For	Against	Abstain
O	O	O

PROPOSAL 3: Subject to shareholders’ approval of Proposal 1, to approve and adopt as a special resolution the Third Amended and Restated Memorandum and Articles of Association of the Company to reflect the increase of authorised shares, and that the Third Amended and Restated Memorandum and Articles of Association be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
O	O	O

PROPOSAL 4: Subject to shareholders’ approval of Proposal 1, to ratify and approve as an ordinary resolution the issuance of 113,636,360 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement dated October 20, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S.

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder:
Date:
Name shares held in (Please print):	Account Number (if any):
No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: